As filed with the Securities and Exchange Commission on February 17, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

THE BANK OF EAST ASIA, LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
HONG KONG
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, Nominal Value of HK$2.50 each, of The Bank of East Asia, Limited.	100,000,000 American Depositary Shares	$10.00	$10,000,000.00	$713.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 15, 1993, among The Bank of East Asia, Limited, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 17, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, nominal value of HK$2.50 each, of The Bank of East Asia, Limited.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, The Bank of East Asia, Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hong Kong on February 17, 2010.

THE BANK OF EAST ASIA, LIMITED

By:  /s/ David LI Kwok-po
Name:  David LI Kwok-po
Title:    Chairman & Chief Executive

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 17, 2010.

/s/ David LI Kwok-po Name: David LI Kwok-po Chairman & Chief Executive (principal executive officer)	/s/ Arthur LI Kwok-cheung Name: Arthur LI Kwok-cheung Non-executive Director (Deputy Chairman)
/s/ Allan WONG Chi-yun Name: Allan WONG Chi-yun Independent Non-executive Director (Deputy Chairman)	/s/ WONG Chung-hin Name: WONG Chung-hin Independent Non-executive Director
/s/ LEE Shau-kee Name: LEE Shau-kee Independent Non-executive Director	/s/Aubrey LI Kwok-sing Name: Aubrey LI Kwok-sing Non-executive Director
/s/ William MONG Man-wai Name: William MONG Man-wai Non-executive Director	/s/ Winston LO Yau-lai Name: Winston LO Yau-lai Independent Non-executive Director
/s/ KHOO Kay-peng Name: KHOO Kay-peng Non-executive Director	/s/ Thomas KWOK Ping-kwong Name: Thomas KWOK Ping-kwong Independent Non-executive Director
___________________________________ Name: Richard LI Tzar-kai Non-executive Director	/s/ Kenneth LO Chin-ming Name: Kenneth LO Chin-ming Independent Non-executive Director
/s/ Eric LI Fook-chuen Name: Eric LI Fook-chuen Non-executive Director	/s/ Stephen Charles LI Kwok-sze Name: Stephen Charles LI Kwok-sze Non-executive Director
/s/ William DOO Wai-hoi Name: William DOO Wai-hoi Independent Non-executive Director	/s/ KUOK Khoon-ean Name: KUOK Khoon-ean Independent Non-executive Director
/s/ Valiant CHEUNG Kin-piu Name: Valiant CHEUNG Kin-piu Independent Non-executive Director	/s/ Isidro FAINÉ CASAS Name: Isidro FAINÉ CASAS Non-executive Director
/s/ William Cheng Chuk-man Name: William Cheng Chuk-man Group Chief Financial Officer (Principal Financial and Accounting Officer)

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK MELLON,

as Authorized U.S representative

By: /s/ Joanne F. Di Giovanni

       Name:  Joanne F. Di Giovanni

       Title:    Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of July 15, 1993, among The Bank of East Asia, Limited, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.